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Rec'd 2/28/03

KF

03011700

SECURITIE... ...SSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coastal Banc Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KF

KPMG

Coastal Banc Capital Corp.
(a wholly-owned subsidiary of
Coastal Banc Holding Co. Inc.)

Statement of Financial Condition
December 31, 2002

(With Independent Auditors' Reports Thereon)

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

Independent Auditors' Report

The Board of Directors
Coastal Banc Capital Corp.:

We have audited the accompanying statement of financial condition of Coastal Banc Capital Corp. (the Company), a wholly-owned subsidiary of Coastal Banc Holding Co. Inc. (the Parent), as of December 31, 2002 . The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coastal Banc Capital Corp. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2003

COASTAL BANC CAPITAL CORP.
(a wholly-owned subsidiary of Coastal Banc Holding Co. Inc.)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents (note 2)	$ 721,750
Other assets	4,532
	$ 726,282
Liabilities and Stockholder's Equity	
Accounts payable to Affiliate (note 2)	37,049
Accounts payable to Parent for federal income taxes (note 1)	235,193
Accrued expenses	23,656
Total liabilities	295,898
Stockholder's equity (note 5):	
Common stock, $1 par value. Authorized 1,000,000 shares; 1,000 shares issued and outstanding	1,000
Retained earnings	429,384
Total stockholder's equity	430,384
Commitments (notes 3 and 4)	
	$ 726,282

See accompanying notes to financial statements.

COASTAL BANC CAPITAL CORP.
(a wholly-owned subsidiary of Coastal Banc Holding Co. Inc.)

Notes to Financial Statements
December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

Coastal Banc Capital Corp. (the Company) is a wholly-owned subsidiary of Coastal Banc Holding Co. Inc. (the Parent) and was incorporated on August 20, 1997. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company was originally formed to trade packages of whole loan assets, primarily for Coastal Banc ssb, a wholly owned subsidiary of Parent, ("Affiliate") and for other institutional and private investors and did so until September 2002. Beginning in 2002, a corporate finance group was formed within the Company to act as an intermediary in raising capital for business customers and provide merger and acquisition advisory services to buyers and sellers of companies.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of noninterest-earning and interest-earning deposits with Affiliate and other banks.

Loans Receivable Held for Sale
Loans are generally purchased by the Company with the intent to immediately resell them to Affiliate or other institutional and private investors. When held, loans receivable held for sale are carried at the lower of cost or market as determined by outstanding commitments from investors or current investor market yield requirements calculated on the aggregate loan basis. There were no loans held for sale at December 31, 2002.

Sales of Loans Receivable Held for Sale
Loans are sold to Affiliate and other institutional and private investors. When the Company sells whole mortgage loans, gains or losses on such sales are recognized at the time of sale and are determined by the difference between the net sales proceeds and the net carrying value of the loans sold.

Income Taxes
As a wholly-owned subsidiary of the Parent, the Company does not file an individual federal income tax return. The Parent files a consolidated federal income tax return with its parent and all of its subsidiaries. By agreement with the Parent, the Company's federal income tax expense is computed on financial statement income before federal income taxes at the approximate current tax rate. Accordingly, payments are made to the Parent for federal income taxes. There are $235,193 for federal income taxes due to Parent at December 31, 2002.

The State of Texas franchise tax owed is, in part, a designated percentage of adjusted taxable income, payable annually. Although the franchise tax is paid subsequent to year-end, the portion of the franchise tax attributable to the Company's earnings is accrued in the fiscal year the earnings are recognized.

(Continued)

(2) Balances and Transactions with Affiliate

In the normal course of business, the Company has entered into transactions with its Affiliate. Such balances and transactions as of and for the year ended December 31, 2002 are summarized as follows:

		2002
Cash and cash equivalents	$	30,140
Accounts payable to Affiliate		37,049

(3) Lines of Credit with Parent and Affiliate

The Company has entered into a $2.0 million revolving line of credit agreement with Parent to supply operating capital to the corporate finance group of the Company, if needed. Any amounts outstanding on this line of credit bear interest at 1.0% above prime rate (as defined) with interest payable monthly. There were no amounts outstanding under this line of credit agreement at any time during the year ended December 31, 2002.

The Company also has entered into a $17.0 million revolving line of credit agreement with Affiliate to finance the purchase of mortgage loan assets by the Company. Any amounts outstanding on this line of credit bear interest at 1.0% above prime rate (as defined) with interest payable monthly. There were no amounts outstanding on this line of credit as of December 31, 2002.

(4) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2002, the Company had no liabilities subordinated to the claims of general creditors.

(5) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (see Schedule 1). Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2002, the Company had computed regulatory net capital (as defined) of $380,853 which was $343,866 in excess of its required net capital of $36,987. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1 at December 31, 2002.